UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
May 10, 2024
Commission File Number: 001-41731

FIDELIS INSURANCE HOLDINGS LIMITED
(Exact Name of Registrant as Specified in its Charter)
Wellesley House South, 90 Pitts Bay Road, Pembroke, Bermuda, HM08
+1 441 279 2590
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

Submission of Matters to a Vote of Shareholders

The Company held its 2024 Annual Meeting of Shareholders (the “2024 Annual Meeting”) on May 8, 2024, at the Hamilton Princess & Beach Club Hotel, Tea Rose Room, 76 Pitts Bay Road, Pembroke HM 08, Bermuda, pursuant to notice duly given.

At the close of business on March 15, 2024, the record date for the determination of shareholders entitled to vote at the 2024 Annual Meeting, there were 117,559,939 shares of the Company’s common stock outstanding, each share being entitled to vote, constituting all of the outstanding voting securities of the Company. At the 2024 Annual Meeting, the holders of 87,910,810 shares of the Company’s common stock were represented in person or by proxy, constituting a quorum.

At the 2024 Annual Meeting, the Company's shareholders voted on the following two proposals. The results are presented below.

Proposal 1 – Election of Class I Directors for a Three-Year Term

At the 2024 Annual Meeting, the vote on Proposal 1, to elect four (4) Class I directors, each to serve for a three-year term until the 2027 Annual Meeting of Shareholders, or until their successors are elected, or until their offices are vacated in accordance with the Company’s Amended and Restated Bylaws, was as follows:

Nominee	Votes For	Votes Against	Abstentions
Charles Collis	87,439,918	172,393	298,499
Christine Dandridge	87,825,783	69,079	15,948
Cathy Iberg	87,493,272	395,322	22,216
Hinal Patel	87,584,255	307,807	18,748

Proposal 2 – Ratification of Appointment of Independent Registered Public Accounting Firm

At the 2024 Annual Meeting, the vote on Proposal 2, to ratify the appointment of KPMG Audit Limited, an independent registered public accounting firm, to act as the Company’s independent auditor for the fiscal year ending December 31, 2024, and to authorize the Board of Directors, acting through the Company’s Audit Committee, to fix the remuneration of the Company’s independent auditor for the fiscal year ending December 31, 2024, was as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
87,899,468	7,732	3,610	—

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIDELIS INSURANCE HOLDINGS LIMITED

Dated: May 10, 2024	By:	/s/ Janice Weidenborner
	Name:	Janice Weidenborner
	Title:	Group Chief Legal Officer